Exhibit 99.1

Gold Royalty Completes Pedra Branca Royalty Acquisition

Vancouver, British Columbia – December 12, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that, further to its news release dated December 8, 2025, it has completed its acquisition of a royalty (the “Royalty”) on the Pedra Branca operating copper and gold mine (“Pedra Branca”), currently owned and operated by a subsidiary of BHP Group Limited (the “Transaction”).

The Royalty consists of a 25% NSR on gold and a 2% NSR on copper and other products produced from the Pedra Branca mine, comprising the Pedra Branca West and Pedra Branca East areas, and the former Antas North mine which has been fully depleted.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Telephone: (833) 396-3066

Email: info@goldroyalty.com